
07070031

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUL 2 2007
160

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 0-25188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WaMu Savings Plan
1301 Second Avenue, WMC0705
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1301 Second Avenue, WMC3301
Seattle, Washington 98101

Total number of pages is 17

Exhibit Index is on page 16

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2006 AND 2005,
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2006, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Washington Mutual, Inc.
WaMu Savings Plan

We have audited the accompanying statements of net assets available for benefits of the WaMu Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans", as of December 31, 2006 and 2005.

Moss Adams LLP

Seattle, Washington
June 26, 2007

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Participant directed investments, at fair value	$ 2,260,254,808	$ 1,845,267,184
Receivables:		
Participant contributions	35,694	11,690
Employer contributions	18,383	795,420
Due from broker for securities sold	721,920	647,424
Total receivables	775,997	1,454,534
TOTAL ASSETS	2,261,030,805	1,846,721,718
LIABILITIES:		
Accrued expenses	25,000	-
Due to broker for securities purchased	264,136	19
TOTAL LIABILITIES	289,136	19
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	2,260,741,669	1,846,721,699
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,024,148	3,282,293
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,263,765,817	$ 1,850,003,992

See notes to financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Net appreciation in fair value of investments		
Common/collective fund	$ 729,612	$ 37,126
Washington Mutual, Inc. common stock	15,619,273	9,556,304
Mutual funds	110,535,447	41,098,084
BrokerageLink	14,109,562	4,076,488
Interest and dividend income	74,929,861	53,731,487
	215,923,755	108,499,489
Contributions:		
Participant	172,542,709	160,230,974
Employer	73,475,748	74,336,868
Rollovers	10,567,872	10,310,363
	256,586,329	244,878,205
Transfer from acquired plans	214,427,491	-
Total additions	686,937,575	353,377,694
DEDUCTIONS:		
Benefits paid to participants	(272,419,425)	(185,165,120)
Administrative expense	(756,325)	(968,374)
Total deductions	(273,175,750)	(186,133,494)
NET CHANGE	413,761,825	167,244,200
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	1,850,003,992	1,682,759,792
End of the year	$2,263,765,817	$1,850,003,992

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. WaMu Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan immediately following their employment, but must meet additional criteria to be eligible for employer matching contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of the Company. The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan. The Committee has also delegated its duties with respect to Plan investments to the Plan Investment Committee.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 75% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). Participants age 50 or older may make catch-up contributions, subject to the limitations of the IRC. Beginning on the first day of the month after completion of 12 months of service, participant contributions are 100 percent matched by the Company on the 3% of eligible pay contributed by the participant plus 50 percent on the next 2% contributed. Matching contributions are made each pay period. Matching contributions are intended to qualify as a safe harbor matching contribution under the Internal Revenue Code. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds relative to the account balances of all participants.

Vesting: Participants are vested immediately in their contributions, post-2003 matching contributions and earnings thereon. Vesting in the Company's pre-2004 matching contribution accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Account balances related to acquired plans will continue to vest in accordance with the provisions of the relevant predecessor plans.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions daily and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds.

Fidelity Managed Income Portfolio II
WM Equity Income Fund
WM Growth & Income Fund
WM West Coast Equity Fund
WM Growth Fund
WM Mid Cap Stock Fund
WM Small Cap Growth Fund
WM International Growth Fund
Washington Mutual, Inc. Common Stock
WM Strategic Growth Portfolio
WM Conservative Growth Portfolio
WM Balanced Portfolio
WM Conservative Balanced Portfolio
WM Flexible Income Portfolio
WM Dime Warrants
BrokerageLink Self Directed Brokerage Accounts
Fidelity Retirement Money Market

Participant Loans: A participant is permitted to borrow up to the lesser of 50% of his vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years (except for certain participant loan that were transferred to the Plan as a result of plan mergers). Only one outstanding loan is allowed at any time for each participant. Effective January 1, 2006, participant loans can be funded with both employee and employer contributions.

The loans are secured by the vested account balances and bear interest at a rate equal to prime rate plus 1% in effect as of the first day of each calendar quarter. As of December 31, 2006, the range of interest rates was from 5.0% - 11.0%. Principal and interest is repaid through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: The PAC is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the PAC is authorized and directed to charge a fee to each participant who receives a distribution or obtains a loan from the Plan. The PAC may determine the fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of non-vested Company contributions for terminated participants are used to reduce future Company contributions or pay plan expenses. At December 31, 2006 and 2005, the forfeiture balance totaled $10,932,554 and $8,123,246, respectively.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan except to the extent they are paid from participant accounts. Transaction fees for the BrokerageLink, trading Washington Mutual, Inc. Common Stock fund and loan set up and maintenance are paid by the participants. The total administrative expenses paid from the Plan amounted to $756,325 and $968,374 in 2006 and 2005, respectively.

New Accounting Pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2006 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The money market funds are valued at cost plus accrued interest, which approximates fair value. The Company's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the

Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2006	2005
Washington Mutual, Inc. Common Stock	$ 341,404,922	$ 299,352,669
WM Growth & Income Fund	290,355,474	290,292,356
WM Equity Income Fund	265,469,982	189,112,024
WM West Coast Equity Fund	285,763,442	268,282,295
Fidelity Managed Income Portfolio II, Class 3 Fund	252,216,424	223,919,210
BrokerageLink Self Directed Brokerage Accounts	188,711,152	150,224,654

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2006 and 2005, net assets available for benefits included benefit payments of $0 and $1,013,709, respectively, due to participants who had withdrawn from participation in the Plan, but not yet been paid.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by subsidiaries and affiliates of the Company. Therefore, these transactions qualify as party-in-interest transactions. In addition, some investments are managed by affiliates of Fidelity Management Trust Company (Fidelity). Fidelity is the custodian of the Plan assets and, therefore, transactions with Fidelity qualify as party-in-interest transactions. Administrative fees paid by the Plan to parties-in-interest amounted to $301,012 and $690,497 for the years ended December 31, 2006 and 2005, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS

Providian Financial Corporation 401(k) Savings Plan: The Providian Financial Corporation (Providian) 401(k) Savings Plan was sponsored by Providian, which was acquired by Washington Mutual, Inc. in October 2005. After the acquisition, the Providian 401(k) Savings Plan was merged into the Plan. On March 31, 2006, assets in the amount of $196,363,835 were transferred into the Plan.

Commercial Capital Bank, Inc. 401(k) Savings Plan: The Commercial Capital Bank Inc. (CCBI) 401(k) Savings Plan was sponsored by CCBI, which was acquired by Washington Mutual, Inc. in October 2006. After the acquisition, the CCBI 401(k) Savings Plan was merged into the Plan. On October 2, 2006, assets in the amount of $18,063,656 were transferred into the Plan.

NOTE 8: SUBSEQUENT EVENT

In December 2006, the Company completed the sale of WM Advisors, Inc. and its subsidiaries, WM Fund Distributors, Inc. and WM Shareholder Services, Inc. to the Principal Financial Group, Inc. As a result of the divestiture, all WM Group of Funds mutual funds were either merged into an existing Principal Investors Fund mutual fund or were renamed effective January 2007.

NOTE 9: TAX STATUS

The Plan administrator obtained a determination letter dated August 12, 2004 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 10: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 11: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006
Net assets available for benefits per the financial statements	$ 2,263,765,817
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,024,148)
Net assets available for benefits per the Form 5500	$ 2,260,741,669

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31, 2006
Total investment income per the financial statements	$ 215,923,755
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,024,148)
Total investment income per the Form 5500	$ 212,899,607

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Washington Mutual, Inc.	Common Stock	**	$ 341,404,922
	WM Grth & Income A	Registered Investment Company	**	290,355,474
	WM West Coast Eq A	Registered Investment Company	**	285,763,442
	WM Equity Inc I A	Registered Investment Company	**	265,469,982
*	Fidelity MIP II Cl 3	Common/Collective Fund	**	252,216,424
*	BrokerageLink	Self-directed brokerage accounts	**	188,711,152
	WM Balanced Portfolio	Registered Investment Company	**	111,478,993
	WM Mid Cap Stock A	Registered Investment Company	**	99,422,776
	WM Intl Growth A	Registered Investment Company	**	83,748,920
	WM Strategic Growth Portfolio	Registered Investment Company	**	73,755,242
	WM Flexible Income Portfolio	Registered Investment Company	**	60,433,838
	WM Sm Cap Growth A	Registered Investment Company	**	54,797,458
	WM Conservative Growth	Registered Investment Company	**	51,130,475
	WM Growth Fund A	Registered Investment Company	**	43,564,481
	WM Conservative Balanced	Registered Investment Company	**	14,628,965
*	Fidelity Retire Mmkt	Money Market Fund	**	10,840,453
*	WM Dime Warrants	Warrants	**	34,665
*	Participant Loans	Interest 5% to 11%	-0-	32,497,146
				$ 2,260,254,808

* Denotes party-in-interest.

** Information not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

By: Plan Administration Committee



Date: June 26, 2007

DARYL D. DAVID

Daryl D. David, Executive Vice President - Human Resources of Washington Mutual, Inc.
Chief Human Resources Officer

INDEX OF EXHIBIT

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-69503 and No. 33-86840 on Form S-8 of Washington Mutual, Inc. of our report dated June 26, 2007, with respect to the financial statements and supplemental schedule of the WaMu Savings Plan as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 26, 2007

END